UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-253601, 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Information

Included herewith as Exhibit 99.1 and incorporated by reference herein, are selected consolidated financial data, management’s discussion and analysis of financial condition and results of operations, from the audited consolidated financial statements as of December 31, 2020 and the unaudited condensed consolidated financial statements as of June 30, 2021 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2021 of Stealth BioTherapeutics Corp (the “Company”).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Selected consolidated financial data, management’s discussion and analysis of financial condition and results of operations, and unaudited interim financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: August 5, 2021

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